355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Chicago	Orange County
October 11, 2013	Doha	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
Via EDGAR	Houston	Silicon Valley
	London	Singapore
Justin Dobbie	Los Angeles	Tokyo
Legal Branch Chief	Madrid	Washington, D.C.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Motorcar Parts of America, Inc.
Registration Statement on Form S-1
Filed September 3, 2013
File No. 333-190966

Dear Mr. Dobbie:

On behalf of Motorcar Parts of America, Inc. (the “Company”), we submit this letter in response to the comments and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 30, 2013 related to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), filed on September 3, 2013.

The Company has revised the Registration Statement in response to the Comment Letter and is concurrently filing via EDGAR an amended registration statement on Form S-1 (the “Amended Registration Statement”) that reflects these revisions and generally updates the information contained therein. We are supplementally providing two blacklined copies of the Amended Registration Statement, marked to illustrate changes from the Registration Statement filed on September 3, 2013.

For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the Comment Letter. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amended Registration Statement.

October 11, 2013

General

Summary, page 2

1.	Please revise to disclose any instances of material default, non-compliance, or waivers to your loan agreements. In this regard, we note the discussion of defaults on pages 14 and 24 of your Form 10-Q for the Quarterly Period Ended June 30, 2013. Similarly, we note the waivers discussed on pages 13 and 23 of your Form 10-Q.

Response: In response to the Staff’s comment, the Company has revised the Summary to include disclosure relating to instances of material default, non-compliance, or waivers to its loan agreements.

2.	Please revise to disclose your net losses and revenues for your last completed fiscal year and most recent interim period.

Response: In response to the Staff’s comment, the Company has revised the Summary to disclose net losses and revenues for the Company’s last completed fiscal year and most recent interim period.

3.	We note your disclosure in the second paragraph regarding bankruptcy petitions for what appear to be subsidiaries of your company. Please revise this section to clarify the nature of the relationship between your company and the listed entities, and the effects of any bankruptcy proceedings on these entities.

Response: In response to the Staff’s comment, the Company has revised the second paragraph of the Summary to clarify the nature of the relationship between the Company and the listed entities, and the effects of any bankruptcy proceedings on these entities.

Risk Factors, page 3

4.	Please disclose the current status, quantitatively, as appropriate, with respect to any material debt covenants for which you were noncompliant or received waivers.

Response: In response to the Staff’s comment, the Company has revised page 4 of the Registration Statement.

October 11, 2013

About this Offering, page 4

Warrant, page 4

5.	Refer to the disclosure in this section regarding exercise price adjustments. Please confirm your understanding that additional issuances of shares of common stock underlying the Warrant that are not covered by Rule 416 would require a separate registration statement. Otherwise, please revise this registration statement to include the fee and all required disclosure regarding any such additional shares in your next amendment.

Response: In response to the Staff’s comment, the Company confirms its understanding that additional issuances of shares of common stock underlying the Warrant that are not covered by Rule 416 would require a separate registration statement.

* * * *

Once you have had time to review the Company’s responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (213) 891-7421.

Sincerely,

/s/ Steven B. Stokdyk
Steven B. Stokdyk
of Latham & Watkins LLP

cc:	Michael Umansky, Motorcar Parts of America, Inc.
Selwyn Joffe, Motorcar Parts of America, Inc.